Exhibit 99.2

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GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the Shareholders’ Meetings to be held on 22 October 2019

Introduction

On 14 July 2019, Galapagos NV (hereinafter the “Company” or “Galapagos”) announced that it entered into a collaboration with Gilead Sciences, Inc., Gilead Biopharmaceutics Ireland UC, and Gilead Therapeutics (as defined below). As part of the overall transaction, the Company and Gilead Therapeutics also entered into a subscription agreement on 14 July 2019 (the “Subscription Agreement”). In view hereof, the holders of securities issued by the Company are invited to attend the shareholders’ meetings, as described in more detail below.

1. Special Shareholders’ Meeting

The board of directors of the Company has the honor to invite the shareholders, warrant holders, directors and statutory auditor of the Company to the Special Shareholders’ Meeting that will be held on Tuesday 22 October 2019 at 2:00 p.m. (CEST) at the registered office of the Company (or at such other place as will be indicated at that place at that time).

Agenda and proposed resolutions

The agenda and the proposed resolutions of the special general shareholders’ meeting of the Company, which, as the case may be, can be amended at the meeting on behalf of the board of directors of the Company, are as follows:

1.	Appointment of a Director

Proposed resolution: Upon the proposal of the board of directors of the Company and in accordance with the recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting of the Company resolves to appoint Mr. Daniel O’Day as a non-independent director of the Company for a period starting immediately and ending immediately after the annual shareholders’ meeting of 2023. The shareholders’ meeting of the Company resolves that the mandate of Mr. Daniel O’Day as a director of the Company will not be remunerated.

2.	Appointment of a Director

Proposed resolution: Upon the proposal of the board of directors of the Company and in accordance with the recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting of the Company resolves to appoint Ms. Linda Higgins as a non-independent director of the Company for a period starting immediately and ending immediately after the annual shareholders’ meeting of 2023. The shareholders’ meeting of the Company resolves that the mandate of Ms. Linda Higgins as a director of the Company will not be remunerated.

3.	Remuneration of statutory auditor for the financial year ended on 31 December 2017

Proposed resolution: The shareholders’ meeting resolves to increase the annual remuneration of the statutory auditor from €350,000 to €430,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ended 31 December 2017. This represents an increase compared to the remuneration approved by the shareholders’ meeting of 25 April 2017 resulting from the fact that the scope of the audit activities performed by the statutory auditor was broadened to include additional regulatory requirements.

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2. Extraordinary Shareholders’ Meeting

The board of directors of the Company has the honor to invite its shareholders, warrant holders, directors and statutory auditor to the Extraordinary Shareholders’ Meeting that will be held in the presence of a notary public and that will take place on Tuesday 22 October 2019, immediately after the Special Shareholders’ Meeting to be held on 22 October 2019 at 2:00 p.m. (CEST), at the registered office of the Company (or at such other place as will be indicated at that place at that time). In the event that this Extraordinary Shareholders’ Meeting cannot take place on 22 October 2019 because the legally required quorum to discuss and resolve has not been reached and a second convocation is required, this Extraordinary Shareholders’ Meeting will, after second convocation with an identical agenda, take place on Friday 29 November 2019 at 2:00 p.m. (CET) at the registered office of the Company (or at such other place as will be indicated at that place at that time).

Agenda and proposed resolution

The agenda and the proposed resolutions of the extraordinary general shareholders’ meeting of the Company, which, as the case may be, can be amended at the meeting on behalf of the board of directors of the Company, are as follows:

1.

Consideration and discussion of the special report of the board of directors of the Company prepared in accordance with articles 583, 596 and 598 of the Belgian Companies Code of 7 May 1999 in connection with the proposed issuance of two warrants for the benefit of Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), called the “Initial Warrant A” and the “Initial Warrant B”, and the proposal to cancel, in the interest of the Company, the preferential subscription right of the Company’s shareholders for the benefit of Gilead Therapeutics

2.

Consideration and discussion of the special report of the statutory auditor of the Company prepared in accordance with articles 596 and 598 of the Belgian Companies Code of 7 May 1999 in connection with the proposed issuance of two warrants for the benefit of Gilead Therapeutics, called the Initial Warrant A and the Initial Warrant B, and the proposal to cancel, in the interest of the Company, the preferential subscription right of the Company’s shareholders for the benefit of Gilead Therapeutics

3.	Approval of the issuance of two warrants for the benefit of Gilead Therapeutics

This proposal is made in accordance with the terms of the Subscription Agreement, which included a commitment to make a proposal to the shareholders’ meeting to issue two warrants allowing Gilead Therapeutics to further increase its ownership in the Company.

Proposed resolution: The shareholders’ meeting of the Company resolves to approve the issuance of two warrants for the benefit of Gilead Therapeutics, called the Initial Warrant A and the Initial Warrant B (collectively, the “Warrants” and each a “Warrant”), and to cancel the preferential subscription right of the existing shareholders of the Company for the benefit of Gilead Therapeutics, in accordance with the special report of the board of directors prepared in accordance with article 583, 596 and 598 of the Belgian Companies Code of 7 May 1999, as referred to in item 1 of the agenda.

In view thereof, the shareholders’ meeting of the Company resolves to approve the terms and conditions (the “Conditions”) of the Warrants as set forth in Annex 1 (in relation to Initial Warrant A) and Annex 2 (in relation to Initial Warrant B) to the special report of the board of directors referred to in item 1 of the agenda, a copy of which shall remain attached to the minutes reflecting the present resolution. The main Conditions of the respective Warrants can, for informational purposes, be summarized as follows:

a)	Issuer of the Warrants: The Company.

b)

Term: The Initial Warrant A has a term starting as of the date of this resolution and ending on 11:59 p.m. on the date which falls one (1) year after the date of this resolution. The Initial Warrant B has a term starting as of the date of this resolution and ending on 11:59 p.m. on the date which falls five (5) year after 23 August 2019. The Warrants can be exercised at one or several occasions during their entire term, but not more than once per period of three (3)

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months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the trading of the Company’s shares, or in case of certain (requests for) convocations of shareholders’ meetings of the Company.

c)	Issue Price: The Warrants will be issued without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

d)

Exercise Price: The Exercise Price (as defined in the Conditions) of the Initial Warrant A shall, per share that shall be subscribed for upon an exercise of the Initial Warrant A, in relation to such shares, be equal to EUR 140.59. The Exercise Price of the Initial Warrant B shall, per share that shall be subscribed for upon an exercise of the Initial Warrant B in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59. The abovementioned Exercise Prices of EUR 140.59 (on a per share basis) are the same as the issue price of the 6,828,985 new shares that were issued to Gilead Therapeutics on 23 August 2019 and represent a 20% premium as compared to the average of the volume weighted average prices of the Company’s shares on the regulated market of Euronext (Brussels and Amsterdam) during the thirty calendar days preceding the date of signing the Subscription Agreement and comply with article 598 of the Belgian Companies Code of 7 May 1999.

e)

Number of shares issuable upon an exercise of the Warrants: Subject to the Conditions, the Warrants entitle the holder thereof to subscribe, during the entire term of the respective Warrant, upon each exercise of a Warrant, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates (and, with respect to Initial Warrant B only, any other party acting in concert with Gilead Therapeutics, Gilead Sciences or any of their affiliates) to 25.1% for Initial Warrant A (the “Initial Warrant Limit A”) and 29.9% for Initial Warrant B (the “Initial Warrant Limit B”) of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the relevant Warrant (rounded down to the nearest whole share). For clarity, the overall shareholding resulting from the full exercise of Initial Warrant A and Initial Warrant B shall in aggregate not exceed 29.9%.

f)

Nature of the Warrants: The Warrants will confer the right (but not the obligation) to subscribe, upon any exercise of a Warrant, for a number of new shares to be issued by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of a Warrant will be no shareholder of the Company solely by virtue of holding such Warrant, and therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of such Warrant upon an exercise of such Warrant until the exercise of such Warrant and the issue or delivery of the relevant shares.

g)	Form of the Warrants: The Warrants will be in registered form.

h)	No listing of the Warrants: The Warrants shall not be listed at any time on a securities exchange, regulated market or similar securities market.

i)	Allocation and subscription: The Warrants will be allocated to Gilead Therapeutics, and can only be subscribed for by Gilead Therapeutics.

j)

Underlying shares: The new shares to be issued by the Company upon each exercise of the relevant Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

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The shareholders’ meeting resolves, subject to, and to the extent of, each exercise of Warrants, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon such exercise as provided for in the relevant Conditions of the Warrants.

The shareholders’ meeting resolves that any issue premium that will be booked in connection with the exercise of the Warrants and the issuance of new shares, as applicable, shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

The shareholders’ meeting of the Company resolves to authorize the board of directors to implement and execute the resolutions passed by the shareholders’ meeting of the Company in connection with the Warrants, and to take all steps and carry out all formalities that shall be required by virtue of the Conditions of the Warrants, the Company’s articles of association and applicable law in order to issue or transfer shares upon an exercise of Warrants. Furthermore, the directors of the Company, acting individually, shall have the power, upon each exercise of a Warrant, to proceed with the recording of (i) the capital increase and issue of new shares resulting from such exercise, (ii) the allocation of the issue price to the share capital and (as applicable) the issue premium in accordance with the relevant Conditions of the Warrants, and (iii) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the Warrant and the issuance of new shares. Finally, each of the General Counsel of the Company and the directors of the Company (each such person, a “Special Proxy Holder”), acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon an exercise of a Warrant, (a) to sign and deliver, on behalf of the Company, the relevant Euroclear and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares (acquired as a result of the exercise of the Warrants) to the beneficiary and (b) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon an exercise of a Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time).

4.

Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Belgian Companies Code of 7 May 1999 relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital.

5.	Renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital.

This proposal is made in accordance with the terms of the Subscription Agreement, which included a commitment to make a proposal to the shareholders’ meeting to authorize the board of directors to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the shareholders’ meeting.

Proposed resolution: The shareholders’ meeting of the Company resolves to renew the authorization to the board of directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to 20% of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the board of directors prepared in accordance with article 604 of the Belgian Companies Code of 7 May 1999, as mentioned in item 4 of the agenda of the shareholders’ meeting. Consequently, the shareholders’ meeting resolves to delete the

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section “Authorized Capital” of the temporary provisions of the articles of association of the Company entirely and to replace it with the following text:

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Belgian Companies Code of 7 May 1999 (as amended or superseded), in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, but also without prejudice to the authorization for specific circumstances granted by the extraordinary shareholders’ meeting of 25 April 2017 as included in the section “Use of authorized capital in specific circumstances” of the Company’s articles of association, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 20% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Belgian Companies Code of 7 May 1999 (as amended or superseded), the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code of 7 May 1999 (as amended or superseded).

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Registration and admission formalities

In order to be admitted to the Shareholders’ Meetings, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code of 7 May 1999 and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

In accordance with article 537 of the Belgian Companies Code of 7 May 1999, the holders of warrants issued by the Company can only attend the Shareholders’ Meetings with a consultative vote.

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1	Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the Shareholders’ Meetings, provided that:

•

their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CEST) on 8 October 2019 (the “record date”), irrespective of the number of shares or warrants that they own on the date of the Shareholders’ Meetings; and

•

they notify the Company in writing of (i) their intention to participate in the Shareholders’ Meetings, and (ii) the number of securities for which they wish to participate in the Shareholders’ Meetings, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 16 October 2019; a model of this form is available at the Company’s registered office and on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information”.

The notification must be signed in writing or electronically. The electronic signature must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, or an electronic signature that complies with the conditions set out in Article 1322 of the Belgian Civil Code.

This signed notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in and to vote at the Shareholders’ Meetings, provided that:

•

their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CEST) on 8 October 2019 (the “record date”), irrespective of the number of shares that they own on the date of the Shareholders’ Meetings; and

•

at the latest on 16 October 2019, they provide the Company (at the Company’s registered office) with, or arrange for the Company (at the Company’s registered office) to be provided with, a certificate issued by a recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the Shareholders’ Meetings.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Only persons who are a shareholder or a warrant holder of the Company on the record date (8 October 2019) and who have indicated their intention to participate in the Shareholders’ Meetings as set out above will be entitled to participate in the Shareholders’ Meetings. The shares and warrants are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 30 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the Shareholders’ Meetings by a proxy holder, who does not need to be a shareholder. Except in cases provided for by law, a shareholder may only appoint one person as proxy holder for a particular Shareholders’ Meeting.

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Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available at the Company’s registered office and on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information”.

The proxy must be signed in writing or electronically. The electronic signature must meet the same requirements as the electronic signature for the aforementioned attendance from by the holders of registered shares and warrants (see also “— 1 Holders of registered shares and warrants”).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 16 October 2019.

Right to ask questions

In accordance with article 540 of the Belgian Companies Code of 7 May 1999 and article 34 of the articles of association of the Company, all shareholders are entitled, whether during the Shareholders’ Meetings or in writing before the Shareholders’ Meetings, to ask questions to the Directors with respect to their report(s) or the agenda items and to the Statutory Auditor with respect to its report (if applicable).

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the registration and admission formalities set out above and if the written question has been received by the Company at the latest on 16 October 2019.

Such questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 533ter of the Belgian Companies Code of 7 May 1999 and article 28 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the Shareholders’ Meetings and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted in writing to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 30 September 2019. As the case may be, Galapagos shall publish the modified agenda at the latest on 7 October 2019. The request must also mention the mail or e-mail address to which the Company will send the confirmation of receipt of the request.

Availability of documents

The documentation relating to these Shareholders’ Meetings or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information”. Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or phone (+32 15 342 900).

Please address any requests for more information to Galapagos’ Legal Department (phone: +32 15 342 900). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com).

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third

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parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy & Cookie Statement, available on the Company’s website (https://www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the section ‘Your rights’ of the aforementioned Privacy & Cookie Statement. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the Shareholders’ Meetings.

The natural persons who intend to attend the Shareholders’ Meetings in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the Shareholders’ Meetings. The representatives of legal entities must deliver evidence of their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Shareholders’ Meetings.

The Board of Directors

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